UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2023

Commission file number: 001-41788

Lithium Americas Corp.

(Translation of Registrant’s name into English)

400-900 West Hastings Street,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description

99.1	News Release dated October 3, 2023

99.2	Final Order and Plan of Arrangement

99.3	Notice of Change in Corporate Structure

99.4	Notice of Articles dated October 3, 2023

99.5	Notice of Articles dated October 3, 2023

99.6	Certificate of Change of Name dated October 3, 2023

99.7	Articles of Lithium Americas Corp.

99.8	Notice of Articles dated January 23, 2023

99.9	Certificate of Incorporation dated January 23, 2023

99.10	Assignment of Offtake Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp.

99.11#	Lock-Up Agreement dated October 2, 2023 between Lithium Americas Corp., 139768 B.C. Ltd. and GFL International Co., Limited

99.12#	Tax Indemnity and Cooperation Agreement dated October 3, 2023 between Lithium Americas (Argentina) Corp. and Lithium Americas Corp.

99.13#	Subscription Agreement dated October 3, 2023 between Lithium Americas Corp. and General Motors Holdings LLC

99.14#	Investor Rights Agreement dated October 3, 2023 between Lithium Americas Corp. and General Motors Holdings LLC

99.15#	Joinder Agreement dated October 3, 2023 from Lithium Americas Corp. to Lithium Americas Corp. and General Motors Holdings LLC

#

Portions of this exhibit have been redacted in compliance with Items 601(a)(6) or 601(b) of Regulation S-K. The Company agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas Corp.
(Registrant)

By:	“Jonathan Evans”
Name:	Jonathan Evans
Title:	Chief Executive Officer

Dated: October 4, 2023